                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 4)


                          THE COOPER COMPANIES, INC.
                               (Name of Issuer)


                         Common Stock, $.10 par value
                        (Title of Class of Securities)


                                  216648 10 5
                                (CUSIP Number)


                             Louis A. Craco, Esq.
                           Willkie Farr & Gallagher
                              One Citicorp Center
                             153 East 53rd Street
                           New York, New York 10022
                                 (212) 821-8000

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               December 21, 1994
            (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box [   ].

          Check the following box if a fee is being paid with the statement[].

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
















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SCHEDULE 13D

CUSIP No. 216648-10-5

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Steven Singer

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                         a    [X]
                         b    [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                          [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.

                             7.  SOLE VOTING POWER

                                    423,502

 NUMBER OF                  8.  SHARED VOTING POWER
  SHARES
BENEFICIALLY                         None
 OWNED BY
   EACH                   9.  SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                            423,502

                         10.  SHARED DISPOSITIVE POWER

                                     None

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
          423,502

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1.3%

14.  TYPE OF REPORTING PERSON*
          IN
















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SCHEDULE 13D

CUSIP No. 216648-10-5

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Gary Singer

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                         a    [X]
                         b    [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                          [X]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.

                             7.  SOLE VOTING POWER

                                    492,561

 NUMBER OF                  8.  SHARED VOTING POWER
  SHARES
BENEFICIALLY                        113,553
 OWNED BY
   EACH                   9.  SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                            492,561

                         10.  SHARED DISPOSITIVE POWER

                                    113,553

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
          606,114

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1.8%

14.  TYPE OF REPORTING PERSON*
          IN
















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SCHEDULE 13D

CUSIP No. 216648-10-5

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Karen Singer

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                         a    [X]
                         b    [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                          [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.

                             7.  SOLE VOTING POWER

                                     None

 NUMBER OF                  8.  SHARED VOTING POWER
  SHARES
BENEFICIALLY                        113,553
 OWNED BY
   EACH                   9.  SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                             None

                         10.  SHARED DISPOSITIVE POWER

                                    113,553

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
          113,553

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.3%

14.  TYPE OF REPORTING PERSON*
          IN
















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SCHEDULE 13D

CUSIP No. 216648-10-5

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Brad Singer

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                         a    [X]
                         b    [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                          [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.

                             7.  SOLE VOTING POWER

                                    235,578

 NUMBER OF                  8.  SHARED VOTING POWER
  SHARES
BENEFICIALLY                         None
 OWNED BY
   EACH                   9.  SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                            235,578

                         10.  SHARED DISPOSITIVE POWER

                                     None

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
          235,578

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.7%

14.  TYPE OF REPORTING PERSON*
          IN
















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SCHEDULE 13D

CUSIP No. 216648-10-5

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Norma Brandes

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                         a    [X]
                         b    [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                          [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.

                             7.  SOLE VOTING POWER

                                    527,200

 NUMBER OF                  8.  SHARED VOTING POWER
  SHARES
BENEFICIALLY                         None
 OWNED BY
   EACH                   9.  SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                            527,200

                         10.  SHARED DISPOSITIVE POWER

                                     None

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
          527,200

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1.6%

14.  TYPE OF REPORTING PERSON*
          IN
















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          The Statement on Schedule 13D, dated April 26, 1991, as amended by
Amendment No. 1 dated June 5, 1992, Amendment No. 2 dated June 9, 1992 and Amendment No. 3 dated July 14, 1992, on behalf of the Reporting Persons identified above is further amended and restated as set forth below.

          This is the first electronic filing made by the Reporting Persons with respect to their ownership interests in the Company (as defined below) since the Company's EDGAR phase-in-date. Although Rule 101(a)(2)(ii) of Regulation S-T would suggest that the entire text of the Statement on Schedule 13D be restated, including all amendments thereto, in the interest of providing an accurate and readable document this Amendment No. 4 contains only current information and those aspects of the Schedule 13D, and the previous amendments thereto, that remain applicable. Any reader interested in reviewing the initial Schedule 13D, and the previous amendments thereto, should refer to the paper filings of those documents.

Item 1.   Security and Issuer.

          The class of equity securities to which this statement relates is the Common Stock, par value $.10 per share (the "Shares"), of The Cooper Companies, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is One Bridge Plaza, Fort Lee, New Jersey 07024.

Item 2.   Identity and Background.

          (a) This statement is being filed by Gary Singer, Karen Singer, Steven Singer, Brad Singer and Norma Brandes (collectively, the "Reporting Persons") who believe that they may be deemed a "group" under Regulation 13D-G under the Securities Exchange Act of 1934, as amended (the "1934 Act").

          (b) and (c) The business or residence address and present principal occupation of each Reporting Person is as follows:

Name and                           Present Principal
Address                            Occupation

Gary Singer                        No principal occupation
113 Jackson Drive
Cresskill, New Jersey 07626

Karen Singer                       No principal occupation
113 Jackson Drive
Cresskill, New Jersey 07626

Steven Singer                      Vice President,
10 Loman Court                     Singer Holdings, Inc.
Cresskill, New Jersey 07626

Brad Singer                        Project Manager,
25 Coligni Ave.                    Mars Associates, Inc.
New Rochelle, New York 10801

Norma Brandes                      No principal occupation
20 Rock Ridge Circle
New Rochelle, New York 10804

          (d) Except as set forth below, during the last five years none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

          On November 10, 1992, Gary Singer, formerly Co-Chairman of the Board of Directors of the Company, and the Company were charged in an indictment (the "Indictment") filed in the United States District Court for the Southern District of New York in connection with a "frontrunning" arrangement involving the purchase and sale of high yield bonds. Subsequently, Gary Singer and his wife, Karen Singer, entered into a stipulation (the "Stipulation") with the United States of America in which they consented to the forfeiture of all of their Shares to the United States of America upon conviction of Gary Singer on certain counts of the Indictment in the action styled United States v. Gary Singer et ano., No. 92 Cr. 964 (S.D.N.Y.) (RJW). On January 13, 1994, Gary Singer was found guilty on various counts arising out of the Indictment. As a result of such conviction, the Shares beneficially owned by Gary and Karen Singer are subject to forfeiture pursuant to the Stipulation, although such forfeiture has not yet occurred pending sentencing. No sentencing date has been set for Mr. Singer.

          (e) During the last five years none of the Reporting Persons was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  Each of the Reporting Persons is a citizen of the United
States.

Item 3.   Source and Amount of Funds or Other Consideration.

          Each of the Reporting Persons acquired the Shares beneficially owned by him or her (i) from time to time in open market purchases or privately negotiated purchases using personal



















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funds, (ii) in the case of Reporting Persons who have also served as officers of the Company, in purchases pursuant to grants under the Company's employee benefit plans, or (iii) in the case of Steven Singer, pursuant to the Settlement Agreement (as described in Items 5 and 6 below).

Item 4.   Purpose of the Transaction.

          The Reporting Persons other than Gary and Karen Singer hold their Shares for investment purposes and currently intend to continue to hold them for such purposes. Such Reporting Persons from time to time review the merits of their respective investments in the Shares and evaluate their options with respect thereto. Subject to such review and evaluation, any or all of such Reporting Persons may determine to acquire additional Shares (or securities convertible into Shares) through open market purchases or privately negotiated transactions, may determine to sell Shares (or securities convertible into Shares) and/or may pursue any other options with respect to their investment in the Company.

          Gary and Karen Singer hold their Shares subject to the Stipulation, and, pursuant thereto, such Shares are subject to forfeiture to the United States of America.

          Other than as described in this Amendment No. 4, the Reporting Persons do not have any specific plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of
Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

          (a) and (b) As of the date of this Amendment No. 4, the Reporting Persons beneficially owned as follows 1,792,394 Shares, representing, in the aggregate, 5.3% of the 33,880,111 Shares confirmed by the New York Stock Exchange, Inc. as outstanding as of September 30, 1994:

     Reporting Person    Number of Shares    % of Outstanding

     Norma Brandes            527,200             1.6

     Gary Singer              492,561             1.5

     Steven Singer            423,502             1.3

     Brad Singer              235,578             0.7

     Karen Singer             113,553             0.3

          Total             1,792,394

Except for the Shares beneficially owned by Karen Singer, each of the Reporting Persons has sole voting and dispositive power with respect to the Shares reported as owned by him or her. Gary Singer may be deemed to share voting and dispositive power with respect to the Shares beneficially owned by Karen Singer.

          Martin Singer died on October 26, 1993, and his estate succeeded to the Shares then owned by him. At such date Martin Singer ceased to be a member of any "group" that may be formed by the Reporting Persons with respect to the Shares.

          Except with respect to shared beneficial ownership reported above, each of the Reporting Persons disclaims beneficial ownership of any Shares beneficially owned by any other Reporting Person. In addition, the Shares beneficially owned by Gary and Karen Singer are subject to the Stipulation.

          (c) During the past 60 days, Steven Singer sold Shares in open market transactions on the dates and at the prices listed below:

Date                Amount Sold              Price

December 12, 1994      52,500                $2 1/8
December 14, 1994      25,000                 2 1/4
December 15, 1994       9,800                 2 1/4
December 16, 1994      18,645                 2 1/4

          During the past 60 days, Brad Singer sold Shares in open market transactions on the dates and at the prices listed below:

Date                Amount Sold              Price

December 16, 1994      11,355                $2 1/4
December 19, 1994      25,000                 2 3/8
                        5,000                 2 1/2
December 20, 1994      37,600                 2 3/8
December 21, 1994      18,100                 2 3/8
                       30,000                 2 1/4

Except as set forth above, no transactions in the Shares have been effected by any of the Reporting Persons during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Steven Singer and the Company entered into a Settlement Agreement (the "Settlement Agreement"), dated as of June 30, 1994, and executed on August 30, 1994, providing for the termination of Steven Singer's employment with the Company and settling claims that Steven Singer could assert in connection with the termination of his employment. Pursuant to the Settlement Agreement, the Company lifted the restrictions on, and delivered to Steven Singer, 182,611 Shares previously granted to Steven Singer pursuant to the Company's 1988 Long Term Incentive Plan and delivered to him an additional 133,333 unrestricted Shares. In addition, the Settlement Agreement provides that all of any award to which Steven Singer may be entitled under the Company's Turn-Around Incentive Plan will be paid in the form of unrestricted Shares.

          The foregoing description of the Settlement Agreement is qualified in its entirety by the terms of the Settlement Agreement, a copy of which is filed with this Amendment No. 4 as Exhibit A.

          While no Reporting Person has any formal or informal agreement or understanding with any other Reporting Person with respect to his or her respective investments in the Shares, such Reporting Persons believe that they may be deemed a "group" under Regulation 13D-G under the 1934 Act.

Item 7.   Material to be Filed as Exhibits.

Exhibit A Settlement Agreement, dated as of June 30, 1994, and executed on
          August 30, 1994, between the Company and Steven G. Singer.

                                  SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 21, 1994


                                   /s/ Brad Singer
                                   Brad Singer



                                   /s/ Gary Singer
                                   Gary Singer



                                   /s/ Karen Singer
                                   Karen Singer



                                   /s/ Steven Singer
                                   Steven Singer



                                   /s/ Norma Brandes
                                   Norma Brandes

                                 EXHIBIT INDEX



Exhibit                    Description                                Page No.

Exhibit A           Settlement Agreement, dated
                    as of June 30, 1994, and
                    executed on August 30, 1994,
                    between the Company and
                    Steven G. Singer.